FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of November 2006
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



M E D I A   R E L E A S E

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Fa +27 11 484-0639
www.goldfields.co.za

Enquires

South Africa

Willie Jacobsz
Tel   +27 11 644-2460
Fax   +27 11 484-0639
williej@goldfields.co.za

Nerina Bodasing
Tel   +27 11 644-2630
Fax   +27 11 484-0639
Nerina.bodasing@goldfields.co.z

North America

Cheryl A Martin
Tel   +1 303 796-8683
Fax   +1 303 796-8293
camartin@gfexpl.com

Gold Fields to invest US$175million on expansion projects at Tarkwa; trebling throughput

Johannesburg, November 28, 2006. Gold Fields Limited (Gold Fields) (NYSE, JSE, DIFX: GFI) and Gold Fields Ghana Ltd (GFGL) are pleased to announce two significant expansion projects at their Tarkwa Gold Mine in Ghana.

The first relates to the expansion of the existing Carbon-in-Leach ('CIL') process plant facility from a design tonnage throughput capacity of 4.2 million tonnes per annum ('Mtpa') to 12.0Mtpa. The capital cost for this expansion is estimated at US$126 million (R900 million). Construction is expected to start in the first quarter of calendar 2007, with commissioning scheduled to be completed by the second half of calendar 2008. In addition to the main process plant, this project also entails an expansion of the tailings storage facilities and associated infrastructure.

The second project is an expansion of Tarkwa's North Heap Leach facility by adding an additional heap leach pad (Phase 5) to the North Heap Leach complex. Phase 5 will add 39 million tonnes stacking capacity to the current area and will enable continuation of stacking at the North facility until June 2011. Budgeted capital expenditure for this project is US$ 49 million (R350 million), consisting of US$35 million to expand the leach pads, and US$14 million to build associated infrastructure and services required for Phase 5 and subsequent Phases 6 to 8 of the leach pad complex. Construction of the Phase 5 facility is also expected to begin in the first quarter of calendar 2007, with commissioning scheduled to be completed by mid calendar 2008.

These expansion projects will maintain the total ore tonnage treated at approximately 21.6Mtpa, comprising 9.6Mtpa of heap leach and 12.0Mtpa milled ore. It will enable gold production to be maintained at a level in excess of 700,000 ounces per annum till 2021, minimise the sub-optimal processing of ore by improving the overall recovery and decrease the processing unit operating cost through economies of scale.

Terence Goodlace, Head of International Operations for Gold Fields said "Gold Fields remains committed to Ghana and these exciting and robust projects will leverage returns for Tarkwa and take advantage of increases in the gold price."

Directors: A J Wright (Chairman), I D Cockerill[†] (Chief Executive Officer),K Ansah[#], A Grigorian[°], N J Holland[†] (Chief Financial Officer), J M McMahon[†],
J G Hopwood, D M J Ncube, R L Pennant-Rea[†], P J Ryan, T M G Sexwale, C I von Christierson
[†]British, [#]Ghanaian, [°]Russian
Corporate Secretary: C Farrel

"They will contribute to increasing future gold production and ultimately result in an additional 1 million ounces of recovered gold over the life of the mine. Total recovered gold for the mine is now 11.7 million ounces. This investment in the expansion projects is in line with our strategy of optimising our assets and will ensure that Tarkwa remains a world class asset in the Gold Fields stable."

ends

Gold Fields is one of the world's largest unhedged gold producers, with annual gold production of approximately 4.1 million ounces from mines in South Africa, Ghana, Australia and Venezuela, as well as a developing mine at Cerro Corona in Peru. The Company has ore reserves of 65 million ounces and mineral resources of 179 million ounces. Gold Fields has its primary listing on the Johannesburg Securities Exchange and secondary listings on the NYSE, LSE, DIFX, Euronext in Paris and Brussels, and on the Swiss Exchange. All of Gold Fields' operations are ISO 14001 certified.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 28 November 2006

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs